Exhibit 1.02

CONFLICT MINERALS REPORT OF MSA SAFETY INCORPORATED
FOR THE YEAR ENDED DECEMBER 31, 2013

This is the Conflict Minerals Report (the “Report”) of MSA Safety Incorporated (“MSA”, “we”, “us”, or “our”) for the calendar year ended December 31, 2013 (excepting conflict minerals that, prior to January 31, 2013, were located outside of our supply chain). Management of MSA has prepared this Report to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, (“Rule 13p-1”). The Securities and Exchange Commission adopted Rule 13p-1 to implement reporting and disclosure requirements related to conflict minerals in the Democratic Republic of Congo or adjoining countries (the “Covered Countries”) as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2012.

Certain terms and concepts in this Report are further explained in Rule 13p-1 and Form SD, and you are referred to those sources for such explanation. Consistent with Rule 13p-1 and for the purposes of this Report, the term “conflict minerals” means cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”).

MSA is a global leader in the development, manufacture and supply of products that protect people’s health and safety. Our safety products typically integrate a combination of electronics, mechanical systems and advanced materials to protect users against hazardous or life threatening situations. Our comprehensive line of safety products is used by workers in many industries as well as the military around the world. Notably, we primarily serve the oil and gas, fire service, mining, and construction industries. Our broad product offering includes self-contained breathing apparatus, or SCBA, gas masks, gas detection instruments, head protection, respirators, thermal imaging cameras and fall protection. We also provide a broad offering of consumer contractor safety products through retail channels.

As required by Rule 13p-1, we conducted an analysis of our products and found that some portion of 3TG are necessary to the functionality or production of approximately 36% of our products (our “3TG Products”). Those 3TG Products include the following:

•	Self-contained breathing apparatus, including the FireHawk M7 SCBA;

•	Fixed gas and flame detection systems, including the UltimaX Series, Chillgard Series, point gas detectors, flame detectors and fire gas systems;

•	Handheld single gas and multigas detection instruments and accessories, including the Altair Series and Galaxy Test System;

•	Thermal imaging cameras, including the Evolution 6000 Series and Evolution 5000 Series; and

•	Certain head protection products.
Therefore, in accordance with Rule 13p-1, we undertook in good faith a Reasonable Country of Origin Inquiry (the “RCOI”) of each of our 3TG Products.

To perform the RCOI and undertake due diligence on the source of 3TG in our 3TG Products, MSA was dependent on our suppliers to provide information on the origin of conflict minerals in our 3TG Products. MSA, as a purchaser, is many steps removed from the mining of 3TG. MSA does not purchase raw ore or unrefined conflict minerals, and does no purchasing in the Covered Countries. The origin of conflict minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other derivatives containing conflict minerals. The smelters and refiners are consolidating points for raw ore and are in the best position in the total supply chain to know the origin of the ores.

Based upon the results of the RCOI, MSA was unable, with absolute assurance, to determine the origin of all 3TG in our 3TG Products and therefore cannot exclude the possibility that some originated in the Covered Countries. Accordingly, we undertook a process to exercise due diligence on the source and chain of custody of 3TG in our 3TG Products.

We designed MSA’s due diligence process to be in conformity, in all material respects, with the due diligence framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) and related supplements on gold and on tin, tantanlum, and tungsten. MSA’s due diligence process is based on multi-industry initiatives with the smelters and refiners who provide conflict minerals within global supply chains.

To track conflict minerals within our supply chain, the steps taken by MSA as part of its due diligence process include:

•	adopting a conflicts minerals policy and publicly communicating that policy on our company website at http://us.msasafety.com/suppliers;

•	forming an MSA conflict minerals team consisting of the following individuals:

◦	Director of Global Supply Chain and Sourcing

◦	Chief Compliance Officer

◦	Corporate Counsel

◦	Global Environmental Manager

◦	Global New Product Sourcing Manager

◦	Product Compliance Manager;

•	conducting regular conflict minerals team meetings;

•
sending a letter from MSA’s Vice President, Global Operational Excellence, to all MSA suppliers, informing suppliers of MSA’s reporting obligations with respect to conflict minerals, and MSA’s due diligence process to comply with those obligations;

•
using third-party software to conduct a supply-chain survey with suppliers using the EICC/GeSI Conflict Minerals Reporting Template (the “EICC/GeSI Template”) to attempt to identify the smelters and refiners who contribute refined 3TG to MSA;

•	engaging with suppliers through general outreach and specific data requests;

•	adding a conflict minerals clause within MSA supply contracts;

•	inviting MSA suppliers to participate in conflict minerals training offered by MSA’s third-party software provider; and

•	participating in industry wide initiatives and trade groups to better enable us to assess the sufficiency of our system of controls and transparency over our supply chain.

To implement MSA’s due diligence process, the MSA Materials Engineering Department, with input from specific MSA product line managers, conducted a review of all MSA products and product families potentially containing 3TG. Based upon the results of that analysis, the MSA Global Sourcing Department determined products potentially containing 3TG as those with the following types of parts and components:

•	electronic components;

•	known gold plated or gold containing products;

•	electrical solder;

•	certain coated or galvanized steels; and

•	brass or bronze alloys.
Based upon that product identification, MSA then used a third-party software provider to communicate with its suppliers and request the execution of the EICC/GeSI Form. MSA contacted 1,982 suppliers for EICC declarations.

The MSA conflict minerals team, through the use of the third-party software, analyzed supplier responses to the EICC/GeSI Template. The analysis of supplier responses included the participation of MSA’s Global New Product Sourcing Manager and MSA’s Product Compliance Manager. Responses that were viewed as missing key information or containing “red flags” in the view of the MSA conflict minerals team were identified for further action. Steps taken included follow-up inquiries initiated by MSA’s third-party software provider, telephone calls directly from MSA, emails from MSA, and internet research to compare the smelters and refiners identified by suppliers within the EICC/GeSI Template against the list of smelter facilities which have received a “conflict free” designation (such as the EICC/GeSI Conflict Free Smelter program). Each of these steps was documented within a spreadsheet and the results were reported at regular MSA conflict minerals team meetings.

As a result of MSA’s due diligence process, we have identified and obtained sourcing information on 1,098 smelters who contributed to the processing of MSA’s necessary conflict minerals in our 3TG Products. Please see Table 1, attached hereto, for a breakdown of those smelters based upon geographic location and relevant mineral. Due in part to the complexity of MSA’s supply chain, despite the due diligence measures described in this Report, MSA is unable to determine the origin of the remainder of 3TG used in our 3TG Products.

For the current and future reporting periods, MSA intends to undertake the following actions to enhance its due diligence process:

•	working to increase the response rate of suppliers within our supply chain to the EICC/GeSI Template or other smelter surveys;

•	requesting smelters in our supply chain to obtain a “conflict free” designation from an industry program such as the EICC/GeSI Conflict Free Smelter program; and

•
engaging any of our suppliers found to be supplying us with 3TG from sources that support conflict in the Covered Countries to establish an alternative source of 3TG that does not support such conflict.

In accordance with the rules, regulations, and published guidance of the Securities and Exchange Commission, for this reporting period, MSA did not obtain an independent third-party audit of our due diligence process or this Report.

Table 1 below lists the country of origin for each smelter facility and the minerals processed at that location.

		Minerals
Smelter Facility Location	Total	Gold	Tantalum	Tin	Tungsten
ALGERIA	1			1
AMERICAN SAMOA	2				2
ARGENTINA	1			1
AUSTRALIA	8	5	1	2
AUSTRIA	4		1	1	2
BELGIUM	6	2		4
BOLIVIA	12	1		11
BRAZIL	18	2	2	14
CANADA	8	4	1	1	2
CHILE	2	2
CHINA	371	129	19	171	52
CZECH REPUBLIC	1			1
ETHIOPIA	1		1
FRANCE	4	2		2
GERMANY	41	10	1	27	3
HONG KONG	12	11		1
INDIA	3	1	2
INDONESIA	79	3		75	1
ITALY	2	1		1
JAPAN	108	50	8	26	24
KAZAKHSTAN	3	1	2
KOREA, REPUBLIC OF	39	18		16	5
KYRGYZSTAN	1	1
LUXEMBOURG	1				1
MALAYSIA	17			17
MEXICO	4	3	1
MOZAMBIQUE	1		1
NETHERLANDS	1	1
PERU	7			7
PHILIPPINES	5	1		4
POLAND	2			2
RUSSIAN FEDERATION	16	9	1	4	2
SAUDI ARABIA	1	1
SINGAPORE	11	3		7	1
SOUTH AFRICA	3	2	1
SPAIN	3	3
SWEDEN	2	1			1
SWITZERLAND	12	10		2
TAIWAN	32	7		21	4
THAILAND	14		2	12
TURKEY	4	4
UNITED KINGDOM	9	1	1	7
UNITED STATES	125	29	14	52	30
UZBEKISTAN	2	2
VIETNAM	5			2	3
SMELTER LOCATION NOT IDENTIFIED	94	26	6	48	14
Total	1098	346	65	540	147